Exhibit 3

PRIVILEGED AND CONFIDENTIAL

Execution Version

Preliminary Non-binding Proposal to Acquire Cellular Biomedicine Group, Inc.

November 11, 2019

The Board of Directors

Cellular Biomedicine Group, Inc.

1345 Avenue of Americas, 15th Floor

New York, New York 10105

Dear Sirs:

The undersigned, a consortium led by Mr. Bizuo (Tony) Liu, the Chief Executive Officer of Cellular Biomedicine Group, Inc. (the “Company”), certain other senior management members of the Company, Hillhouse Bio Holdings, L.P. and TF Capital Ranok Ltd. and also including Dangdai International Group Co., Limited and Mission Right Limited (collectively, the “Consortium Members” and the consortium so formed, the “Consortium”), are pleased to submit this preliminary non-binding proposal to acquire the Company in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity for the Company’s stockholders to realize a meaningful premium and certainty of value. Our proposal represents a 10.4% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 16.1% and 30.3% to the volume-weighted average price during the last 30 and 60 trading days, respectively.

1.     Consortium. The Consortium Members have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other in pursuing the Acquisition. The Consortium Members in the aggregate beneficially own approximately 23.3% of entire capital stock of the Company issued and outstanding as of November 1, 2019 (as disclosed in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019) and entitled to vote.

2.     Purchase Price. The consideration payable for each share of common stock of the Company, par value $0.001 per share, will be US$19.50 in cash (other than those shares of common stock held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.     Funding. We intend to finance the Acquisition with a combination of cash and rollover of existing equity interests in the Company funded by the Consortium Members or their affiliates and any additional members we may accept into the Consortium. We do not anticipate requiring debt financing to consummate the Acquisition. We expect the commitments for the required equity funding, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed.

4.     Advisors. We are prepared to move expeditiously to complete the proposed Acquisition. We have engaged Kirkland & Ellis as our international legal counsel and Covington & Burling LLP as our international trade and national security counsel. We have significant experience in structuring and consummating transactions of this nature and would expect to complete the Acquisition on an expedited basis.

5.     Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We anticipate that the Definitive Agreements will be completed in parallel with due diligence.

6.     Process. We believe that the Acquisition will provide superior value to the Company’s stockholders. To the extent a meaningful number of the Company’s stockholders determine to roll over their shares, we may submit a new proposal that is subject to appropriate process protections. Also, if requested by the Company’s Board of Directors (or a special committee thereof, if one is formed), the Consortium, by itself or through its members, is willing to extend a bridge loan on terms to be mutually agreed by the Consortium and the Company in order to address any potential short-term liquidity needs of the Company.

In considering our offer, you should be aware that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.     Confidentiality. As we are sure you can appreciate, as required by law, we will promptly make Schedule 13D filings to disclose the entry into the Consortium Agreement as well as this proposal.

8.     No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to work together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[remainder of page intentionally left blank]

Sincerely,

Bizuo (Tony) Liu

/s/ Bizuo Liu

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Hillhouse Bio Holdings, L.P.

By: Hillhouse Bio Holdings GP, Ltd.

its general partner

By:      /s/ Colm John O’Connell

Name: Colm John O’Connell

Title:   Director

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

TF Capital Ranok Ltd.

By:       /s/ Tingting Zhang

Name: Tingting Zhang

Title:   Director

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Li (Helen) Zhang

/s/ Li Zhang

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Yihong Yao

/s/ Yihong Yao

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Chengxiang (Chase) Dai

/s/ Chengxiang Dai

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Dangdai International Group Co., Limited

By:       /s/ Chen Jie

Name: Chen Jie

Title:   Executive Vice President

[Signature page to Preliminary Non-Building Proposal]

Sincerely,

Mission Right Limited

By:      /s/ Chan Boon Ho Peter

Name: Chan Boon Ho Peter

Title:   Director

[Signature page to Preliminary Non-Building Proposal]